Local.com Corporation
7555 Irvine Center Drive
Irvine, CA 92618
September 29, 20101
Mr. Stephen G. Krikorian
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Local.com Corporation Form 10-K for the Fiscal Year ended December 31, 2009 filed on March 16, 2010, File No. 001-34197
Dear Mr. Krikorian:
     This letter responds to the comments of the letter dated August 25, 2010 to Heath Clarke, Chief Executive Officer of Local.com Corporation (the “Company”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Staff’s comments to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, filed on March 16, 2010. We have reproduced below in bold font each of the Staff comments set forth in the letter of August 25, 2010, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the letter of August 25, 2010.
Form 10-K for the Fiscal Year Ended December 31, 2009
Business
Major Customers, page 6
1.	Your relationships with Google.com, SuperMedia, Yahoo.com, MSN.com and Ask.com appear to be material and, therefore, you should expand your discussion of your contractual relationships with them in your Business section to include a materially complete description of the rights and obligations between you and these parties. Refer to Item 101(c)(1)(vii) of Regulation S-K.

[1]	CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 24B-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO CERTAIN PORTIONS OF THIS LETTER BY MEANS OF REDACTING A PORTION OF THE TEXT. CONFIDENTIAL PORTIONS HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.
[*] Confidential Treatment Requested

As a smaller reporting company for the year ended December 31, 2009, we prepared disclosures that are responsive to Item 101(h) of Regulation S-K, in satisfaction of the Company’s obligations under Item 1 of Form 10-K. We believe our disclosures per Item 101(h)(4)(vi) appropriately disclose our dependence on two of our customers, Yahoo! and SuperMedia. Google, MSN.com or Ask.com are not major customers of the Company. We did, however, determine our major customers using the criteria set forth in Item 101(c)(1)(vii) of Regulation S-K (i.e., 10% of revenue) to determine our major customers.
Major Suppliers and Advertising Costs, page 6
2.	You list MSN.com and Ask.com as major suppliers and indicate that you are “especially” dependent upon your relationship with Google. However, it does not appear you have filed as exhibits your agreements with these companies. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K and advise.
While we include MSN.com and Ask.com in the Company’s disclosure titled “Major Suppliers and Advertising Costs” in 2009, neither MSN.com or Ask.com have represented more than 5% of our total advertising expenditures in any of the last three fiscal years. As such, we have not filed the Company’s agreements with those companies as we did not and do not view them as material. The Company’s agreement with Google was filed on February 1, 2010 as Exhibit 10.2 to Form 8-K and was incorporated by reference into the Form 10-K as Exhibit 10.28. With respect to Yahoo!, the Company will file the Company’s agreement with Yahoo! for advertising. The Yahoo! Agreement that has been filed by the Company on Form 8-K does not relate to our purchase of advertising on Yahoo!, but rather Yahoo’s display of advertising through Local.com as a customer and source of revenue.
Intellectual Property, page 7
3.	You indicate that your success and ability to compete depend substantially upon your intellectual property, which you protect through, among other things, patent registrations. Please discuss the duration of your current patents. See Item 101(c)(1)(iv) of Regulation S-K.
We will make the following additions in bold underlined italics to our Intellectual Property disclosure in an amendment to the Company’s Form 10-K.
Intellectual Property
“Our success and ability to compete are substantially dependent upon our internally developed technology and data resources. We seek to protect our intellectual property through existing laws and regulations, as well as through contractual restrictions. We rely on trademark, patent and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, partners and others to protect our intellectual property.
We own the registered trademarks for “Local.com,” “ePilot,” “Keyword DNA,” “Local Promote,” “Local Connect” and “Pay Per Connect,” among others, in the United States. We may claim trademark rights in, and apply for registrations in the United States for a number of other marks.
[*] Confidential Treatment Requested

We have been issued four patents by the United States Patent and Trademark Office: Methods and Systems for a Dynamic Networked Commerce Architecture which was issued on June 13, 2006 and the expiration date of which as determined based on patent term adjustment as calculated by the U.S. Patent and Trademark Office (USPTO) is February 26, 2023; Methods and Systems for Enhanced Directory Assistance Using Wireless Messaging Protocols which was issued on April 3, 2007 and the expiration date of which as determined based on patent term adjustment as calculated by the USPTO is May 25, 2024; Methods and Apparatus of Indexing Web Pages of a Web Site for Geographical Searching Based on User Location which was issued on June 12, 2007 the expiration date of which as determined based on patent term adjustment as calculated by the USPTO is May 3, 2025; and finally, Methods and Systems for Enhanced Directory Assistance Services in a Telecommunications Network, which was issued on September 29, 2009 and the expiration date of which as determined based on patent term adjustment as calculated by the U.S. Patent and Trademark Office (USPTO) is January 3, 2026. We have patent applications pending related to a variety of business and transactional processes associated with paid-search and other cost-per-event advertising models in different environments. We may consolidate some of our current applications and expect to continue to expand our patent portfolio in the future. We cannot assure you, however, that any of these patent applications will be issued as patents, that any issued patents will provide us with adequate protection against competitors with similar technology, that any issued patents will afford us a competitive advantage, that any issued patents will not be challenged by third parties, that any issued patents will not be infringed upon or designed around by others, or that the patents of others will not have a material adverse effect on our ability to do business. Furthermore, our industry has been subject to frequent patent-related litigation by the companies and individuals that compete in it. The outcome of ongoing litigation or any future claims in our industry could adversely affect our business or financial prospects.”
Risk Factors
General
4.	It appears that your success is dependent, in part, on your ability to acquire web hosting subscribers from third parties, such as LaRoss Partners and LiveDeal. Please tell us what consideration you gave to including a risk factor discussing how your business would be affected were you unable to acquire web hosting subscribers on acceptable terms.
Because our success is dependent, in part, on the Company’s ability to acquire new subscription customers from third parties, we included at Page 14 of our Form 10-K the following risk factor:
“If we fail to maintain the number of customers purchasing our monthly subscription products, our revenue and our business could be harmed.
Our monthly subscription customers do not have long-term obligations to purchase our products or services and many will cancel their subscriptions each month. As a result of this customer churn, we must continually add new monthly subscription customers to replace customers who cancelled and to grow our business beyond our current customer base. We currently acquire new monthly subscription customers from third party telesales initiatives and the acquisition of blocks of monthly subscription customers from third parties as those opportunities present themselves. If we fail to acquire new monthly subscription customers at a rate equal to or greater than our existing monthly subscription
[*] Confidential Treatment Requested

customers are cancelling their subscriptions with us and on the same or better terms, our monthly subscription customer base will decrease, and our business, financial condition and operating results will be adversely affected.”
We believe this risk factor provides appropriate disclosure for this potential risk.
“Our executive officers and certain key personnel are critical to our success....” page 10
5.	You state that you have employment agreements with your five executive officers, but we could locate employment agreements only for Ms. Agius and Messrs. Clark and Crair. Please file the agreements for your two other officers or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. We note that the amended and restated employment agreements with Heath Clarke, Stanley B. Crair, Brenda Agius and Michael O. Plonski were filed with your Form 8-K on April 27, 2010; however, as you have indicated in your Form 10-K that at your fiscal year ended December 31, 2009 you had employment agreements with your five executive officers, all of those agreements should have been filed with your Form 10-K. In your response letter, tell us the material changes in the compensation of each of the named executive officers that resulted from their entry into the amended agreements. Also provide your analysis concerning whether the known impact of the changes collectively represented a material trend that should be disclosed in a Management’s Discussion and Analysis of Financial Condition And Results of Operations.
The Company will amend its Form 10-K to include the employment agreements of Michael O. Plonski and Scott Reinke. The Company will also amend its Form 8-K dated April 21, 2010 and filed with the Commission on April 27, 2010 to include Scott Reinke’s amended and restated employment agreement. The Company will also amend it Form 10-Q for the period ended June 30, 2010, filed with the Commission on August 10, 2010, to include reference to Scott Reinke’s amended and restated employment agreement as appropriate.
As a result of entering into the amended and restated agreements, the following increases in base salary for each of the five executive officers occurred effective as of July 1, 2010:

Executive Name	Previous Base Salary	Base Salary as of 7/1/10
Heath Clarke	$350,000	$415,000
Stanley B. Crair	$270,000	$287,000
Brenda Agius	$260,000	$268,000
Michael O. Plonski	$260,000	$268,000
Scott Reinke	$215,000	$227,500
As a result of entering into the amended and restated agreements, the following increases in bonus potential for each of the five executive officers occurred (expressed as a percentage of base salary) effective as of July 1, 2010:
[*] Confidential Treatment Requested

Executive Name	Previous Bonus Potential %	Bonus Potential % as of 7/1/10
Heath Clarke	75%	80%
Stanley B. Crair	50%	60%
Brenda Agius	40%	55%
Michael O. Plonski	40%	45%
Scott Reinke	30%	40%
Additional changes in the amended and restated employment agreements for each of the executive officers included provision for a lump sum payment of severance in the event of a termination following a “change in control” for “good reason” or without “Cause” as such terms are defined in the agreements. Additionally, in the event of a termination following a “change in control” for “good reason” or without “Cause” as such terms are defined in the agreements, total severance payments increased to 15 months of base salary from 12 months and 1.25 times the trailing four quarter’s bonus payments from 1 times the trailing four quarter’s bonus payments for each of Messrs. Clarke, Crair, Plonski and Ms. Agius. Scott Reinke’s amended and restated employment agreement changed to provide for twelve months severance from six months severance and 1 times the trailing four quarter’s bonus payments from 0.5 times the trailing four quarter’s bonus payments in the event a termination for “good reason” or without “Cause” as such terms are defined in his agreement. Additionally, in the event of a termination following a “change in control” for “good reason” or without “Cause” as such terms are defined in Mr. Reinke’s agreement, total severance payments increased to 15 months of base salary from 6 months and 1.25 times the trailing four quarter’s bonus payments from 0.5 times the trailing four quarter’s bonus payments for Mr. Reinke. The amended and restated employment agreements for each of the executive officers were also amended to remove a “single trigger” severance payment in the event of a change in control. Further, the amended and restated employment agreements for each of the executive officers were amended to remove certain gross up payment provisions.
The Company does not believe that the changes in the compensation of its named executive officers, which were made in April 2010, collectively represent a material trend that should have been disclosed in the Management’s Discussion and Analysis of Financial Condition And Results of Operations (the “MD&A”) section of the Company’s Form 10-K for the fiscal year ended December 31, 2009. First, the employment agreements with Heath Clarke, Stanley B. Crair, Brenda Agius and Michael O. Plonski were amended on April 26, 2010, which was more than a month after March 16, 2010, which was the date the Company filed its Form 10-K covering the fiscal year ended on December 31, 2009. Thus, at the time the Company filed its Form 10-K, the Company had not amended the employment agreements nor did it know if the employment agreements would be amended. Accordingly, these changes did not collectively represent a material trend as the changes were not made or known during the fiscal year ended December 31, 2009 or before the Company filed its Form 10-K on March 16, 2010.
In addition, as a result of entering into the amended and restated agreements, (i) the aggregate salary increase of the Company’s named executive officers payable over an entire year is $110,500, and (ii) the increase in bonus potential for each of the Company’s named executive officers varied between 5% to 15%. The Company believes that these changes in compensation are immaterial and do not constitute a material trend that should be disclosed in the MD&A section of its Form 10-K.
[*] Confidential Treatment Requested

To the extent that these changes in the compensation of the Company’s named executive officers would be disclosed in the MD&A section of any future Form 10-K filings, the Company believes that the appropriate place for this disclosure would be in the Results of Operations section, which discloses a comparison of general and administrative expenses for fiscal periods.
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Market information, page 21
6.	We note that your table sets forth the high and low bid quotations for your common stock as reported on the Nasdaq Capital Market. As your common stock is traded on a registered exchange, your table should present the high and low sales prices for the equity for each full quarterly period within the two most recent fiscal years. See Item 201 (a)(1)(ii) of Regulation S-K.
The paragraph preceding the table notes that:
“The following table set forth the range of reported high and low bid quotations for our common stock as reported on the Nasdaq Capital Market.”
However, the high and low sale prices are disclosed in the table. Accordingly, the Company will amend its 10-K to replace the above sentence with the following sentence:
“The following table sets forth the range of high and low per share sales prices as reported on the Nasdaq Capital Market for each period indicated.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Years ended December 31, 2009 and 2008
Revenue, page 26
7.	You state that sales and advertiser services revenue for the year ended December 31, 2009 increased $6.1 million or 465% as a result of your growing your base of small business subscribers and that the increase in small business subscribers was the result of (i) acquisitions of subscriber bases during 2009 and (ii) your internal and outsourced sales efforts. Please tell us, with a view towards disclosure in future filing, what percentage of your small business subscriber growth is attributable to acquisition and what percentage is attributable to internal and outsourced sales efforts.
[*] Confidential Treatment Requested

Total sales and advertiser (SAS) revenue for the year ended December 31, 2009 increased $6.1 million or 465% year over year. Approximately 138% of the growth is attributable to internal and outsourced sales efforts and approximately 327% of the growth is attributable to acquisitions. The breakdown of SAS revenue is as follows:

SAS Revenue	2008		2009		Growth		%

Revenue from internal and outsourced sales efforts	$	[*]	$	[*]	$	[*]	[*]	%
Revenue from acquired bases		[*]		[*]		[*]	[*]	%

Total SAS Revenue		$1,324,631		$7,483,759		$6,159,128	465%

Beginning with the next Form 10-Q to be filed for the period ending September 30, 2010, the Company will report the shift in methods for acquiring subscribers and the associated percentage associated with each method.
8.	We note that owned and operated revenue increased 20% during 2009 due to increased traffic at your Local.com website. We further note your statement on page 2 that Local.com received “over 15 million monthly unique visitors.” Tell us how monthly unique visitors, “MUV,” is measured, provide us with a summary of average MUV per quarter, for each year presented, and tell us what consideration was given to disclosing the changes in this metric during the periods presented. Further, we note that traffic monetization, as measured in revenue per thousand visitors (RKV), increased by 1% during 2009. Tell us the amount of revenue increase that is attributable to each of these factors and what consideration you have given to disclosing this distribution and the reasons for the significant decrease in growth in RKV between 2008 and 2009.
Monthly unique visitor (“MUV”) is a term that refers to the first time a visitor comes to our site within a given month. The MUV is calculated based on the calendar months of the year. Therefore, if a visitor comes to our site at any time in May, they would not be counted again until June 1st or later. We receive our traffic information from Omniture.com. The Company tracks its MUVs for the website located at www.local.com as an industry-accepted standard measure of the reach of a consumer facing website. This figure does not correlate to the total “traffic” achieved by the Company in its Owned and Operated (O&O) or Network divisions, which is why the term MUV is not referenced in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company cannot directly attribute changes in revenue to changes in its MUVs, because one individual visitor could visit once or ten times in a month, or perform one or many more revenue generating events during its one or multiple visits.
[*] Confidential Treatment Requested

A summary of average MUV per quarter for 2007 to 2009 is as follows:

Period	Average MUV
Q1 2007	29,900,000
Q2 2007	26,100,000
Q3 2007	27,500,000
Q4 2007	25,300,000
Q1 2008	31,900,000
Q2 2008	31,800,000
Q3 2008	29,600,000
Q4 2008	28,500,000
Q1 2009	37,300,000
Q2 2009	39,400,000
Q3 2009	43,600,000
Q4 2009	45,300,000
RKV is an internal metric that represents total revenue generated on the Local.com website per every thousand visitors. The majority of revenue on the Local.com website is generated by our O&O business unit, but also includes business listing subscription revenue that is included in our SAS business unit. We disclose the RKV metric as it is our internal measurement that we believe best indicates how we are monetizing visits on the Local.com website. While RKV increased 1%, part of the growth is attributable to the increase in business listing subscribers over the same period and this subscription revenue is included in the SAS business unit.
The Staff requested “reasons for a significant decrease in RKV between 2008 and 2009,” however, the Company has disclosed RKV increased 1% over that period.
9.	Please describe any impact on your results of operations and financial position that occurred during 2009 as a result of the reorganization of Idea Media Corp. and its emergence from bankruptcy in January 2010 as Super Media. In this regard, tell us whether there was any material impact on revenues or write-offs of accounts receivable as a result of Idearc’s Chapter 11 reorganization.
The reorganization of Idearc Media Corp. and its emergence from bankruptcy as SuperMedia did not have a material effect on results of operations or financial position of the Company. At the time of their bankruptcy filing, per the terms of our agreement with Idearc, Idearc had prepaid revenue approximately one quarter in advance, therefore, the Company did not have any accounts receivable. In addition, the Company did not experience any significant impact on revenue during this period. When the Company renewed its agreement with SuperMedia after it had emerged from bankruptcy, the payment terms were changed from prepaid to net 30 days.
Critical Accounting Policies, Judgments and Estimates, page 34
10.	We note that goodwill represented approximately 32% of your total assets as of December 31, 2009. In light of the significance of your goodwill balance and your risk factor disclosure on page 11, tell us what consideration was given to including comprehensive disclosure of your critical accounting policies regarding your accounting for goodwill and impairment testing policies within this section. Tell us, and disclose in future filings whether goodwill exists at reporting units that are at risk of failing step one of your goodwill impairment analysis. If you have determined that the estimated fair value substantially exceeds the carrying value for
[*] Confidential Treatment Requested

all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.
Based on our December 2009 analysis of goodwill impairment, the fair value of the reporting unit (our total company) far exceeded the book or carrying value by a multiple of 2.88. The acquisitions that generated the goodwill have been incorporated into the core technology of the Company and the Company therefore has one reporting unit (the total company) for goodwill impairment testing. As of December 31, 2009, no goodwill was at risk of failing step one of our goodwill impairment tests. The Company will disclose in future filings if goodwill is at risk of failing step one or if the estimated fair value substantially exceeds the carrying value for all reporting units. In addition, in future filings, the Company will include goodwill and impairment testing policies in the critical accounting policies section of the MD&A.
Item 9A(T). Controls and Procedures, page 38
General
11.	You disclose in your Form 10-K for the fiscal year ended December 31, 2009 and Forms 10-Q/A for the interim periods ended March 31, 2009, June 30, 2009 and September 30, 2009 that management identified material weaknesses in your controls and procedures. Please provide us with an estimated timetable for remediation of your material weaknesses and any associated material costs. In addition, please ensure that future filings contain this information to the extent applicable.
The Company anticipates that this identified material weakness in the Company’s internal controls and procedures will be fully remediated as of the end of the fiscal year 2010. The Company has not, and does not expect to, incur any material costs in connection with this remediation. The Company will provide this information in its Form 10-Q for the period ending September 30, 2010 and in future filings to the extent applicable.
Evaluation of Disclosure Controls and Procedures, page 38
12.	In response to comment 5 of our letter dated November 5, 2008, you stated “in future filings, in order to avoid any confusion, we will include specific disclosure that the disclosure controls and procedures were effective at the reasonable assurance level.” We note your disclosure that “in designing and evaluative the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives...” Similar disclosure is set forth in your most recent 10-Q. Please amend your Form 10-K and Form 10-Q to clarify, if true, the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the “reasonable assurance” lever. Refer to Section II.F.4. of SEC Release 33-8238.
[*] Confidential Treatment Requested

In each of the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2009, (ii) the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 and (iii) the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, the Company disclosed the conclusions of its principal executive officer and principal financial officer that the Company’s disclosure controls and procedures were not effective as of the end of such period as a result of a material weakness identified with respect to the Company’s reporting of complex and non-routine transactions.
     Below is the Company’s disclosure of such conclusions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009:
“As a result of the material weakness identified with respect to our reporting of complex and non-routine transactions, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2009 to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”
     Below is the Company’s disclosure of such conclusions in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010:
“As a result of the material weakness identified with respect to our reporting of complex and non-routine transactions, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of March 31, 2010 to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”
     Below is the Company’s disclosure of such conclusions in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010:
“As a result of the material weakness identified with respect to our reporting of complex and non-routine transactions, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2010 to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”
     In future filings, the Company will disclose, if true, the conclusions of the principal executive officer and principal financial officer that the Company’s disclosure controls and procedures are effective at the reasonable assurance level.
[*] Confidential Treatment Requested

Changes in Internal Control over Financial Reporting, page 39
13.	We note your disclosure that “[e]xcept as stated above, there have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended December 31, 2009 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.” Revise to state clearly the specific changes to your internal control over financial reporting that you made during this quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
The Company will revise the sentence cited by the Staff to read as follows in an amendment to the Company’s Form 10-K:
“Except with respect to the engagement of outside experts, as needed, to provide counsel and guidance in areas where we cannot economically maintain the required expertise internally (e.g., with the appropriate classifications and treatments of complex and non-routine transactions), there have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended) during the quarter ended December 31, 2009 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.”
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 3. Intangible Assets, page F-15
14.	We note that during 2009 you purchased approximately 30,571 website hosting accounts and 14,185 local business listing subscribers. We note that in describing your SAS business unit that you combine these accounts and report that you had “over 40,000 direct customers” as of December 31, 2009. We also note that you have continued to make similar acquisition in both of the first two quarters of 2010. With regard to these accounts and those purchase in subsequent periods:
•	Tell us the number of customers, of each type, served as of December 31, 2009 and whether any such purchases were made in prior years, including the number of customers of each type served as of December 31, 2008.

•	Tell us the revenue recognition policies applicable to these new customers and whether your policies differ between the two types of customers. In this regard, your disclosures seem to indicate that subscribers purchase from LaRoss Partners, Inc. (“LaRoss”) will continue to be serviced in all respects by LaRoss. Please tell us how your revenue recognition policy with regard to SAS customers complies with ASC 605-45-45 paragraphs 45-1 through 45-23. Tell us what consideration you have given to updating your related revenue recognition policies for these new revenue streams.
[*] Confidential Treatment Requested

•	Tell us your historical monthly churn rates and how churn rate is computed. Tell us what consideration has been given to disclosing your churn rates as they appear to represent significant risk based upon risk factor disclosures on page 14.

•	Tell us your historical monthly settlement rate for LEC and credit card billings of these two types of customers and how the settlement rates are computed. Tell us what consideration has been given to disclosing the settlement rates as they appear to represent a significant risk based upon risk factor disclosures on page 15.

•	Describe the process by which you determined that estimated useful lives of four years “based on how we expect the customer relationships to contribute to future cash flows” is appropriate. In this regard, your response should address the short-term (monthly) nature of the customer agreements and your consideration of the churn rate. Although you intend to add customers to replace churn in the future, your consideration of the estimated useful lives of each of your customer account acquisition should consider only those customers included on the list at the date of acquisition.
The number of direct subscriber customers by category as of December 31, 2008 and 2009:

	12/31/2008	12/31/2009
Local business listing subscribers from internal and outsourced sales efforts	[*]	[*]
Local business listing subscribers acquired	[*]	[*]
Website hosting subscribers acquired	[*]	[*]
Total	4,670	44,196
There were no purchases of direct subscriber customers prior to 2009.
Based on our review of ASC 605-45, “principal agent considerations,” we considered the eight indicators of gross revenue reporting (ASC 605-45-45 paragraphs 45-4 through 45-14) and the three indicators of net revenue reporting (ASC 605-45-45 paragraphs 45-16 through 45-18). We recognize revenue for business listing subscribers gross as, in our judgment, we earn the revenue as a principal from the sales of services. The key considerations that influenced our judgment are as follows:
•	The company is the primary obligor in the arrangement as the business listings are included on our Local.com website and we are the primary obligor for providing the listing service. We also provide customer support.

•	We have the ability to change the product (listing service) as we can change the format and placement of the listings on the Local.com website.

•	We have credit risk.
We believe this is the correct manner for recognizing revenue for our SAS division business listing subscribers.
[*] Confidential Treatment Requested

We recognize the website hosting subscriber revenue net as, in our judgment, we earn the net amount retained as a commission or fees as an agent. The key considerations that influenced our judgment are as follows:
•	LaRoss is the primary obligor related to on-going website hosting, customer billing and collections, customer service, regulatory oversight and quality control.

•	The price for the webhosting service is fixed and we do not have latitude in establishing price.

•	All of the service is performed by LaRoss.

•	We do not have discretion in the supplier selection as we have a contractual obligation to retain LaRoss as the supplier of the service.
We believe this is the correct manner for recognizing revenue for our SAS division web hosting subscribers. LaRoss has sold the Company both business listing subscribers and web hosting subscribers and they are accounted for as noted above. Our notation that LaRoss will continue to service these subscribers is a reference to the customer support and billing functions performed by LaRoss. We updated our revenue recognition policy in consideration of these new SAS customers. Specifically, on page F-7 and page 35 of our Form 10-K as part of our revenue recognition policy disclosure, we stated “We have analyzed our revenue recognition and determined that our web hosting revenue will be recognized net of direct costs. All other revenue is recognized on a gross basis.”
Historical monthly churn is calculated as the number of customers that do not bill in a current month divided by the number of customers successfully billed in the preceding month.
Historical monthly churn for acquired subscribers for the fiscal year ended December 31, 2009 is as follows:

Historical subscriber churn %	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

Business listing subscriber churn %		[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%
Website hosting subscriber churn %	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%
The historical settlement rate for credit card billings is consistent month-to-month at approximately 96%, which represents standard credit card processing fees, for each type of customer served.
Historical settlement rate for LEC is calculated as the net proceeds received divided by the gross billing amount.
Historical LEC settlement rates are as follows:

Historical LEC settlement rates	Apr		May		Jun		Jul		Aug		Sep		Oct		Nov		Dec

Business listing LEC settlement %			[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
Website hosting LEC settlement %	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%	[*]	%
[*] Confidential Treatment Requested

In determining the estimated useful lives of the intangible assets related to customer relationships, we considered the short-term nature of the relationships and based the amortization on the expected cash flow from the underlying subscribers using the expected churn rate of the acquired subscriber base, excluding the addition of customers to replace churn. Although the overall life of the asset is four years, the amortization is highest in the first year and declines over the life based on how the subscriber base is expected to decline based on customer churn. Our assumptions for churn were based on expectations considering the historical performance of the acquired subscriber base and/or similar subscriber bases.
Note 11. Operating Information, page F-25
15.	Our understanding is that you realigned your business during 2009 into three business units by which your business is now managed. Please provide analysis supporting your assertion that your three business units meet the criteria for aggregation into one reporting segment.
We believe our business unit operating segments have similar economic characteristics as the business units all generate revenue from online searches for local businesses. The O&O and Network business units are expected to generate similar long-term gross margins. The SAS business unit gross margins are generally expected to be higher as a portion of the revenue is recorded on a net basis, resulting in high gross margins. Further, the business units are similar based on the five aggregation criteria as follows:
1.	The nature of the products and services

All business units provide online advertising services that help the consumer find small businesses.

2.	The nature of the production processes

The SAS directory customers are listed on our O&O site and the O&O and Network products share a common technical infrastructure.

3.	The type or class of customer for their products and services

The SAS business unit manages customer relationships that span the O&O and Network business units. For example, both Yahoo! and SuperMedia advertisers are displayed on our O&O and Network partner search results. Ultimately, our end consumer is the consumer that is searching for local businesses, all three business units offer products and services to meet the needs of this consumer.

4.	The methods used to distribute their products or provide their services
[*] Confidential Treatment Requested

The SAS directory customers are listed on our O&O site and the O&O site and Network partner sites share a common technical infrastructure.

5.	The nature of the regulatory environment

Not applicable.
Item 10. Directors, Executive Officers and Corporate Governance (incorporated by reference to Definitive Proxy Statement on Schedule 14A)
Director Nomination Process, page 12
16.	Describe whether, and if so how, the nominating committee (or the board) considers diversity in identifying nominees for director. If the nominating committee (or the board) has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee (or the board) assesses the effectiveness of its policy. Refer to Item 7.d of Schedule 14A and Item 407(c)(2)(vi) of Regulation S-K.
Although there is no specific policy on diversity, the Nominating, Compensation and Corporate Governance Committee considers diversity, which it broadly views in terms of viewpoints, backgrounds, experience, skills, and personality, as a factor in selecting members to serve on the Board. Members of the Nominating, Compensation and Corporate Governance Committee discuss and evaluate possible candidates in detail, and suggest individuals to explore in more depth. Following this discussion, the Nominating, Compensation and Corporate Governance Committee recommends candidates to the full Board of Directors.
Item 11. Executive Compensation (incorporated by reference to Definitive Proxy Statement on Schedule 14A)
Executive Compensation Tables, page 19
General
17.	Future filings should disclose whether the aggregate grant date fair value of stock awards and options were computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Items 402(n), (r) and (p) of Regulation S-K.
The Company will include this disclosure in its future filings.
The Company intends to file amendments to the Form 10-K, 10-Q and 8-K, as noted above, once the Company has ensured that the Staff’s comments have been addressed to the Staff’s satisfaction.
[*] Confidential Treatment Requested

The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing it makes with the Commission;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (949) 341-5302 if you should have any follow-up questions or comments.
Sincerely,

/s/ Scott Reinke
Scott Reinke
General Counsel

C:	Heath Clarke, CEO of Local.com Corporation
Brenda Agius, CFO of Local.com Corporation
Chris Bartoli, Esq., Baker & McKenzie, LLP
[*] Confidential Treatment Requested